Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,					Nine Months Ended Sept. 30, 2005
	2000	2001	2002	2003	2004
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$79,316	$97,613	$107,495	$88,169	$108,601	$119,618
Fixed charges	28,438	15,755	33,344	39,779	41,657	41,994
Amortization of capitalized interest	459	465	471	462	463	347
Distributed income of equity investees	—	—	—	—	—	2,150
Capitalized interest	(1,282)	(764)	(231)	(102)	(426)	(679)

Total earnings	$106,931	$113,069	$141,079	$128,308	$150,295	$163,430

FIXED CHARGES:
Interest expense	$27,009	$14,606	$22,907	$36,597	$37,893	$38,829
Capitalized interest	1,282	764	231	102	426	679
Debt expense amortization	—	253	9,950	2,830	3,056	2,194
Rent expense representative of interest factor	147	132	256	250	282	292

Total fixed charges	$28,438	$15,755	$33,344	$39,779	$41,657	$41,994

Ratio of earnings to fixed charges	3.8	7.2	4.2	3.2	3.6	3.9

*	Excludes income from equity investments and minority interest expense.